Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Reg No. 333-127677
(Supplementing Preliminary Prospectus Supplement Dated June 12, 2006)
Smith International, Inc.
Free Writing Prospectus Dated June 12, 2006
The information in this free writing prospectus supplements the information contained in, and should be read together with, the preliminary prospectus supplement dated June 12, 2006 and the accompanying prospectus dated September 15, 2005 (including the documents incorporated by reference therein).

SCHEDULE B
SMITH INTERNATIONAL, INC.
$275,000,000 Senior Notes due 2016
Term Sheet

Issuer:	Smith International, Inc.

Expected Ratings:	Baa1 / BBB+ (Moody’s / S&P)

Ranking:	Senior Unsecured

Principal Amount:	$275,000,000

Pricing Date:	June 12, 2006

Settlement Date:	June 15, 2006 (T+3)

Maturity Date:	June 15, 2016

Interest Payment Dates:	December 15 and June 15, of each year, commencing December 15, 2006

Benchmark Treasury:	5.125% due 5/16

UST Spot (Px/Yield):	$101-05 / 4.975%

Spread to Benchmark:	104 basis points

Yield to Maturity:	6.015%

Coupon:	6.000%

Price to Public:	$99.888

Price to Underwriters:	$99.288

Net Proceeds to Issuer, after fees:	$273,042,000

Daycount:	30/360

Minimum Denomination:	$1,000 and integral multiples of $1,000

Make-Whole Redemption:	At any time at the Adjusted Treasury Rate plus 16 basis points

CUSIP:	832110 AJ 9

Lead Manager:	Merrill Lynch & Co.

Co-Managers:	Calyon Securities (USA); JPMorgan; LaSalle Capital Markets; RBS Greenwich Capital
The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Merrill Lynch, Pierce, Fenner & Smith Incorporated will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408.

Sch B-1